VEON aligns executive compensation with total shareholder returns Amsterdam, 7 December 2021 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services, has today announced a new incentive plan for its Group Executive Leadership. The purpose of the new compensation scheme to reward long term value creation and ensure alignment of management and shareholder interests. VEON has announced a long-term incentive plan for its Group Executive Leadership that aligns executive rewards with the creation of shareholder value. This strengthen linkages between pay and long-term performance while increasing the equity component of compensation through the introduction of performance shares with a three-year vesting period. In addition, 50% of executives annual short term incentive will now be delivered in VEON shares. Executives will also be subject to a shareholding requirement equivalent to twice their annual base salary, rising to six times base salary for VEON’s CEO. Kaan Terzioğlu, VEON’s CEO, said: “Our new compensation scheme now more closely aligns management incentives, both short and long term with those of our shareholders. We believe this is a key element for the long term success of the VEON Group.” Disclaimer This release contains "forward-looking statements", as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, the benefits of the renewed management incentive plan. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. For more information visit: www.veon.com. Contact Information Investor Relations Nik Kershaw ir@veon.com